UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)

LANOPTICS LTD.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.02

(Title of Class of Securities)

M6706C103

(CUSIP Number)

September 05, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6706C103

1	NAMES OF REPORTING PERSONS: James Cheney I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) (b)
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 1,056,009
	6	SHARED VOTING POWER: None.
	7	SOLE DISPOSITIVE POWER: 1,056,009
	8	SHARED DISPOSITIVE POWER: None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,056,009
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): o
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Item 1(a) Name of Issuer

LanOptics Ltd.

Item 1(b) Address of Issuer’s Principal Executive Offices

The address of the Issuer is:
1 Hatamar Street
PO Box 527
Yokneam 20692 Israel

Item 2(a) Name of Person Filing

This schedule is being filed by James Cheney.

Item 2(b) Address of Principal Business Office or, if none, Residence

The address of Mr. Cheney is:
c/o Visible World
527 West 34th Street, 6th Floor
New York, NY 10001

Item 2(c) Citizenship

Mr. Cheney is a United States citizen.

Item 2(d) Title of Class of Securities

Ordinary Shares, nominal value NIS 0.02 (the “Ordinary Shares”)

Item 2(e) CUSIP Number

M6706C103

Item 3 If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4 Ownership

(a) Amount Beneficially Owned:

Mr. Cheney owns 1,056,009 Ordinary Shares.

(b) Percent of Class:

6.3%

(c) Number of Shares As To Which the Person Has:

           (i) Sole Power to Vote or to Direct the Vote:

          1,056,009 Ordinary Shares.

          (ii) Shared Power to Vote or to Direct the Vote:

          None.

          (iii) Sole Power to Dispose or to Direct the Disposition of:

          1,056,009 Ordinary Shares.

          (iv) Shared Power to Dispose or to Direct the Disposition of:

          None.

Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [          ].

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8 Identification and Classification of Members of the Group

Not Applicable

Item 9 Notice of Dissolution of Group

Not Applicable

Item 10 Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: September 11, 2007

/s/ James Cheney

James Cheney